TYPE: RW
SEQUENCE: 1
DESCRIPTION: REQUEST FOR WITHDRAWAL

                            Pride International, Inc.
                           5847 San Felipe, Suite 3300
                              Houston, Texas 77057



July 13, 2001


Securities and Exchange Commission                          VIA EDGAR
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Pride International, Inc.
     Amethyst Financial Company Ltd.
     Registration Statement on Forms F-4 and S-4
     (Registration Nos. 333-92385 and 333-92385-01)

Ladies and Gentlemen:

          Pride International, Inc. (the "Company") and Amethyst Financial Company Ltd. ("Amethyst") hereby apply pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw the above-referenced Registration Statement filed by the Company and Amethyst with the Securities and Exchange Commission (the "Commission") on December 8, 1999, as thereafter amended. The exchange offer for which the Notes were registered did not take place because the debt securities subject to exchange were separately retired. Accordingly, no Notes have been offered or sold pursuant to the Registration Statement, nor has the Company, Amethyst or any underwriter circulated preliminary prospectuses in connection with the proposed offering or otherwise engaged in active marketing of the Notes.

          The Company and Amethyst request that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

          Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

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          If you have any questions regarding this application, please contact
J. David Kirkland, Jr. of Baker Botts, L.L.P., the Company's legal counsel, at
(713) 229-1101.

                                    Very truly yours,

                                    PRIDE INTERNATIONAL, INC.


                                    By:  /s/ Robert W. Randall
                                        --------------------------------------
                                         Robert W. Randall
                                         Vice President - General Counsel and
                                          Secretary


                                    AMETHYST FINANCIAL COMPANY LTD.


                                    By:  /s/ Robert W. Randall
                                        --------------------------------------
                                         Robert W. Randall
                                         Secretary (Authorized Representative in
                                          the United States)


cc:  H. Roger Schwall
     Securities and Exchange Commission

     J. David Kirkland, Jr.
     Baker Botts, L.L.P.